Exhibit 99.3

GRAEME WHITELAW FULTON

Terra Mining Consultants Limited
Consulting Mining Engineers
28 Monte Casino Place
Birkenhead
Auckland, 0626
New Zealand
Telephone: +64 (0)9 482 4242
Mobile: +64 (0)21 380 624
Email: graeme.fulton@xtra.co.nz

CERTIFICATE of AUTHOR

I, Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM, do hereby certify that:

1.	I am a qualified mining engineer working as an independent consultant and am the Consulting Mining Engineer/Director of Terra Mining Consultants Limited.

2.	This certificate relates to the technical report entitled, "Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam" dated 20th December, 2007.

3.	I graduated with the degree of Bachelor of Science with Honours in Mining and Petroleum Engineering, in 1986 from the University of Strathclyde, Glasgow, Scotland.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 2000. My AusIMM membership number is 208430.

5.	I have practiced my profession continuously for a total of 21 years since my graduation from the University of Strathclyde.

6.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

7.	I am jointly responsible with Mr. Stevens for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20thDay of December, 2007

Graeme W Fulton, B.Sc. (Hons), MAusIMM

Graeme Whitelaw Fulton

Terra Mining Consultants Limited

28 Monte Casino Place, Birkenhead, Auckland, 0626

New Zealand
Telephone:  +64 (0)9 482 4242
Mobile:  +64 (0) 21 380 624
Email: graeme.fulton@xtra.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Graeme Whitelaw Fulton, B.Sc. (Hons)., Mining and Petroleum Engineering, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitledPreliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 20thDecember, 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam, dated 20thDecember, 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 20thDay of December, 2007

Graeme Whitelaw Fulton, B.Sc. (Hons), Mining and Petroleum Engineering, MAusIMM